

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 3, 2008

Mr. Richard A. O'Leary
Interim Chief Financial Officer
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

   RE: Form 10-K for the fiscal year ended December 31, 2007
     Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and
     September 30, 2008
     File No. 1-4858

Dear Mr. O'Leary:

   We have reviewed your response to our comment letter dated November 5, 2008 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 8 - Financial Statements

Note 8 – Borrowings, page 50

2. We have reviewed your response to prior comment 5. Please provide a tabular presentation of the required ratios as well as your actual ratios as of each reporting date for your most stringent debt covenant(s). Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

Note 16 – Commitments and Contingencies, page 65

3. We have reviewed your response to prior comment 6. Please disclose the number of claims of alleged respiratory illness due to workplace exposure to flavor ingredients pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. Also, please address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity. Refer to Question 3 of SAB Topic 5:Y.

4. Please tell us whether you have recorded a liability in regards to the claims of alleged respiratory illness due to workplace exposure to flavor ingredients on a discounted or undiscounted basis. If you have discounted the liability, please revise to include the disclosures noted in Question 1 of SAB Topic 5:Y.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief